April 27, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004
ATTN.	Mr. Mark Cowan Document Control — EDGAR
RE:	Columbia Funds Variable Series Trust II (formerly known as RiverSource Variable Series Trust)
Columbia Variable Portfolio — Balanced Fund
Columbia Variable Portfolio — Cash Management Fund
Columbia Variable Portfolio — Core Equity Fund
Columbia Variable Portfolio — Diversified Bond Fund
Columbia Variable Portfolio — Diversified Equity Income Fund
Columbia Variable Portfolio — Dynamic Equity Fund
Columbia Variable Portfolio — Emerging Markets Opportunity Fund
Columbia Variable Portfolio — Global Bond Fund
Columbia Variable Portfolio — Global Inflation Protected Securities Fund
Columbia Variable Portfolio — High Yield Bond Fund
Columbia Variable Portfolio — Income Opportunities Fund
Columbia Variable Portfolio — International Opportunity Fund
Columbia Variable Portfolio — Large Cap Growth Fund
Columbia Variable Portfolio — Limited Duration Credit Fund
Columbia Variable Portfolio — Mid Cap Growth Opportunity Fund
Columbia Variable Portfolio — Mid Cap Value Opportunity Fund
Columbia Variable Portfolio — S&P 500 Index Fund
Columbia Variable Portfolio — Select Large — Cap Value Fund
Columbia Variable Portfolio — Select Smaller — Cap Value Fund
Columbia Variable Portfolio — Seligman Global Technology Fund
Columbia Variable Portfolio — Short Duration U.S. Government Fund
Variable Portfolio — Aggressive Portfolio
Variable Portfolio — Conservative Portfolio
Variable Portfolio — Moderately Aggressive Portfolio
Variable Portfolio — Moderately Conservative Portfolio
Variable Portfolio — Moderate Portfolio
Variable Portfolio — AllianceBernstein International Value Fund
Variable Portfolio — American Century Diversified Bond Fund
Variable Portfolio — American Century Growth Fund
Variable Portfolio — Columbia Wanger International Equities Fund
Variable Portfolio — Columbia Wanger U.S. Equities Fund
Variable Portfolio — Davis New York Venture Fund
Variable Portfolio — Eaton Vance Floating-Rate Income Fund
Variable Portfolio — Goldman Sachs Mid Cap Value Fund
Variable Portfolio — Invesco International Growth Fund
Variable Portfolio — Jennison Mid Cap Growth Fund
Variable Portfolio — Marsico Growth Fund
Variable Portfolio — J.P. Morgan Core Bond Fund
Variable Portfolio — MFS Value Fund
Variable Portfolio — Mondrian International Small Cap Fund
Variable Portfolio — Morgan Stanley Global Real Estate Fund
Variable Portfolio — NFJ Dividend Value Fund
Variable Portfolio — Nuveen Winslow Large Cap Growth Fund
Variable Portfolio — Partners Small Cap Growth Fund
Variable Portfolio — Partners Small Cap Value Fund
Variable Portfolio — PIMCO Mortgage-Backed Securities Fund
Variable Portfolio — Pyramis® International Equity Fund
Variable Portfolio — Wells Fargo Short Duration Government Fund
Post-Effective Amendment No. 15
File No. 333-146374 / 811-22127
Dear Mr. Cowan:
Registrant is filing Post-Effective Amendment No. 15 on Form N-1A pursuant to Rule 485(b) to bring the financial statements and other information included in the Registration Statement up to date pursuant to Section 10(a)(3) of the Securities Act of 1933. In conjunction herewith, Registrant has made other non-material changes as it has deemed appropriate. This Amendment does not contain disclosure that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.
If you have any questions regarding this filing, please contact Joseph L. D’Alessandro at 212-850-1703 or Anna Butskaya 612-671-4993.
Sincerely,

/s/ Scott R. Plummer
Scott R. Plummer
Vice President, General Counsel and Secretary Columbia Funds Variable Series Trust II